UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of March 2014

Commission File Number:  001-36277

NORTH ATLANTIC DRILLING LTD.
(Translation of registrant's name into English)

Par-la-Ville Place, 4th Floor, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

 Attached hereto as Exhibit 1 is a copy of the press release, dated February 25, 2014, of North Atlantic Drilling Ltd. (the "Company"), announcing the Company's financial results for the three months ended December 31, 2013

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORTH ATLANTIC DRILLING LTD. (registrant)

Dated: March 4, 2014	By:	/s/ Georgina Sousa
Name: Georgina Sousa
Title: Secretary

EXHIBIT 1

North Atlantic Drilling Ltd. (NADL) – Fourth quarter and preliminary 2013 results

Highlights
•	North Atlantic Drilling generates fourth quarter 2013 EBITDA*) of US$137.6 million

•	North Atlantic Drilling reports fourth quarter 2013 net income of US$48.0 million and earnings per share of US$0.21.
•	North Atlantic Drilling resolves to increase the regular quarterly cash dividend by US$0.005 to US$0.23 per share
•	North Atlantic Drilling issues NOK1,500 million in senior unsecured bonds

Subsequent events

•	North Atlantic Drilling raises US$600 million by issuing senior unsecured notes, due 2019, in a private offering in the United States
•	North Atlantic Drilling completes its initial public offering in the United States by issuing US$125 million in new shares and commences trading on the New York Stock Exchange
•	North Atlantic Drilling takes delivery of the harsh environment jack-up West Linus

*) EBITDA is defined as earnings before interest, depreciation and amortization equal to operating profit plus depreciation and amortization.

Condensed consolidated income statements

Fourth quarter and preliminary 2013 results
Consolidated revenues for the fourth quarter of 2013 were US$310.4 million as compared to US$321.2 million for the third quarter of 2013.

Operating profit for the fourth quarter was US$89.2 million, a decrease of US$3.7 million compared to the third quarter operating profit of US$92.9 million.

Net financial items for the fourth quarter of 2013 amounted to a loss of US$29.5 million and included US$23.7 million in interest expenses, compared to a loss in the third quarter 2013 of US$22.1 million that included interest expenses of US$20.7 million.

Income taxes for the fourth quarter were US$11.7 million.

Net income for the fourth quarter was US$48.0 million, and basic earnings per share were US$0.21.

The Company reports operating revenues of US$1,324.3 million, operating income of US$360.6 million and a net income of US$235.6 million for the twelve months ended December 31, 2013. This compares to operating revenues of US$1,044.7 million, operating income of US$404.1 million and a net income of US$181.7 million for the twelve months ended December 31, 2012.

Balance sheet as of December 31, 2013
As of December 31, 2013, total assets were US$3,699 million, down from US$3,939 million as of December 31, 2012.

Total non-current assets increased from US$3,310 million to US$3,316 million over the twelve months period.

Total current liabilities decreased from US$702 million to US$431 million over the course of the twelve months period ending December 31, 2013. The reduction is largely due to a decrease in the provision for uncertain tax positions of US$142 million, for further information please see Note 4 to our consolidated financial statements accompanying this report.

Long-term interest bearing debt decreased from US$2,286 million to US$2,281 million. Net interest bearing debt was US$2,364 million as of December 31, 2013, compared to US$2,354 million as of December 31, 2012. During this period, the Company issued a NOK1,500 million unsecured bond with a value of US$245 million at December 31, .2013, while US$247 million was repaid on the US$2 billion credit facility. Available and undrawn amount under the US$2 billion credit facility was US$80 million at the end of fourth quarter 2013. At December 31, 2013, the Company had received US$195 million from Ship Finance International Limited in relation to the sale and leaseback agreement for West Linus.

Total equity increased from US$838 million as of December 31, 2012 to US$858 million as of December 31, 2013. The increase is primarily related to contributions from net income during the twelve months of US$235.6 million, partly offset by payments of dividend amounting to US$205 million.

Cash flow
As of December 31, 2013, cash and cash equivalents amounted to US$84 million.

For the twelve months period ending December 31, 2013, net cash from operating activities was US$425 million, whereas net cash used in investing activities amounted to US$104 million, primarily related to capital expenditures on the newbuilds and the existing drilling units. Net cash used in financing activities was US$334 million, primarily as a result of installments paid on the Company's US$2 billion credit facility of US$247 million, US$304 million net repaid on shareholder loans, US$172 million net proceeds from related party loans, proceeds from the NOK1,500 million bond issue of US$251 million and dividend payments of US$205 million. Unrealized foreign exchange gain of US$10 million on the NOK1,500 million bond is presented as a non-cash transaction in the cash flow statement as of December 31, 2013.

Outstanding shares
As of December 31, 2013, the total number of common shares issued by North Atlantic Drilling was 230,003,000. The Company held 2,373,863 treasury shares reducing the adjusted number of shares outstanding to 227,629,137 as of the end of the fourth quarter 2013.

On January 28, 2014, the Company announced the pricing of its initial public offering in the United States of 13,513,514 new shares at US$9.25 per share. The total number of shares outstanding post the initial public offering is thus 243,516,514, and adjusted for the 2,373,863 treasury shares, the adjusted number of shares is 241,142,651.

Operations
During the fourth quarter North Atlantic Drilling had six offshore drilling rigs in operation offshore Norway and one rig operating in the UK sector of the North Sea. The average economic utilization rate for the quarter was 95 percent, compared to 96 percent in the previous quarter.

Revenue backlog
As of December 31, 2013, the Company's revenue backlog was US$2.6 bn, with an average contract length of 28 months excluding clients' options for extensions. The fleet is fully contracted throughout 2014 with the first unit, the West Navigator, available in the first quarter of 2015. The Company is currently exploring several interesting mid to long-term opportunities for this unit.

Table 1.0 Contract status offshore drilling units

Unit	Current client	Area of location	Contract start	Contract expiry
Semi-submersible
West Alpha	ExxonMobil	Norway/Russia	Sep 2012	Jul 2016
West Phoenix	Total	UK	Jan 2012	Jun 2015
West Venture	Statoil	Norway	Aug 2010	Jul 2015
West Hercules(*)	Statoil	Norway	Jan 2013	Jan 2017
West Rigel(**)	Available	Singapore	Delivery 2Q 2015
Drillships
West Navigator	Shell	Norway	Jan 2009	Sep 2014
	Centrica	Norway	Oct 2014	Dec 2014
HE Jack–ups
West Elara	Statoil	Norway	March 2012	March 2017
West Epsilon	Statoil	Norway	Dec 2010	Dec 2016
West Linus (**)	ConocoPhillips	Mobilizing to Norway	May 2014	May 2019

*  West Hercules is controlled by Seadrill and operated and managed by North Atlantic Drilling under the drilling contract with Statoil
**     Newbuild under construction or in mobilization to its first drilling assignment

Newbuilding program
Delivery of the harsh environment jack-up rig, West Linus, from Jurong Shipyard in Singapore, took place on February 18, 2014. The rig is currently being transported to Norway on a heavy-lift vessel and is scheduled to commence operations under the five-year contract with ConocoPhillips at the Ekofisk field in the Norwegian North Sea in May 2014.

The construction of the harsh environment semi submersible drilling rig West Rigel is proceeding according to plan. Following the decision to further winterize and upgrade the rig for year-round arctic operations, delivery of the rig from Jurong Shipyard in Singapore is scheduled to the second quarter of 2015.

Financing
In October 2013, the Company successfully placed a new five-year NOK1,500 million senior unsecured bond issue  in the Nordic bond market, equivalent to approximately  US$253 million. The proceeds were  used to repay the  remaining  outstanding amount under the US$335 million revolver facility with Seadrill and to in part repay the revolving portion on the US$2,000 million credit facility. The available amount under the US$335 million revolver facility with Seadrill was at the same time reduced to US$85 million.

In January 2014, the Company issued US$600 million in aggregate principal amount of senior notes due 2019 in a private offering within the United States. The notes priced at 6.25% p.a. and the net proceeds were used to prepay the existing indebtedness under the US$500 million 7.75% p.a. bonds held by Seadrill, including transaction expenses and general corporate purposes.

These transactions complete the strategy of developing North Atlantic Drilling into an independently financed Company. The Company is pleased with the attractive terms achieved for this offering. North Atlantic Drilling does not need additional funding until delivery of the West Rigel during the second quarter of 2015. This process will start during the second half of 2014 with the aim of securing financing at or above the remaining yard installment. The Board is confident that the Company will be able to execute on this growth program and support the dividend without the need to issue additional equity.

Corporate strategy, dividend and outlook
North Atlantic Drilling is the largest and only operator with a pure focus on offshore drilling operations in harsh environment areas. Our ambition is to deliver superior service to our customers and competitive returns to our shareholders. We aim to achieve our goals through excellent operations, a strong asset base and targeted growth, which can be either organic or through selective merger & acquisition activities.

The initial public offering in the US closed on February 3, 2014, and the exchange offer to shareholders owning shares on the Norwegian OTC expires on February 27, 2014. The Board is pleased with having completed the listing of the Company on the New York Stock Exchange where our shares began trading on January 29, 2014.

Further, the Board has decided to increase the regular quarterly cash dividend by US$0.005 to US$0.23 per share. The small increase is due to the West Linus delivery and the strong financial position of the Company. Further increases to the dividend level can be expected when West Linus and West Rigel commence operations and when new contracts have been secured for available units in 2015 and 2016. The ex. dividend date will be March 11, 2014, record date will be March 13, 2014 and payment date will be on or about March 27, 2014.

Market outlook
We do not have any available rigs in 2014. For 2015, 73 percent of our fleet is covered by firm contracts. Entering  2014, we have  also  seen that the  oil companies  have initiated tenders to cover their drilling requirements for 2015 and the following years.

During the years from 2008 to 2013, the fleet of rigs in Norway has seen a compounded annual growth rate of 14 percent, increasing from 17 rigs to 35 rigs, and since 2003 the oil production in Norway has decreased by 18 percent. This illustrates the increased rig intensity needed to recover oil through offshore production. The increase in rig supply has been absorbed by the market with fleet utilization being consistently at or near 100 percent. In addition, the dayrates across all floater segments from 2nd generation to 5th and 6th generation rigs have been less volatile and contracts have had longer terms compared to the global drilling market. On the demand side, discoveries and additions to resources in Norway from 2010 to 2012 were 40 percent higher than for the entire ten-year period preceding 2010. Discoveries like the Johan Sverdrup field in the North Sea, the Johan Castberg field in the Barents Sea, and several more, are the results of new and updated geological models used by the oil companies. Development of fields in the northern UK and west of Shetland leads to incremental demand for both harsh environment floaters and jack-ups tapping the market for capacity.

On top of the positive development in the mature areas of Norway and in the UK, we also see that new demand is coming from the frontier areas of the Barents Sea in both Norway and Russia, as well as other harsh environment areas outside the North Atlantic region. For the Russian arctic shelf, license holders in these areas are required to drill approximately 100 wells from 2014 to 2024 in order to retain their licenses. Rosneft estimates that the total undiscovered and recoverable resources on the Russian Arctic Shelf to be approximately 250 bn boe, which is about 5 times as much as for the entire Norwegian Continental Shelf. The Board is thus excited for North Atlantic Drilling to be the first mover into this region with West Alpha scheduled to drill two wells for ExxonMobil and Rosneft in the Kara Sea during the summer of 2014. In-line with what has been previously communicated to shareholders, North Atlantic Drilling is actively seeking partnership structures to further develop business opportunities in Russia. The Board is hopeful that the Company will be able to develop such a relationship and capitalize on growing the business in a promising frontier region.

The current utilization of the harsh environment fleet remains near or at 100 percent. Only a limited portion of the global fleet of drilling rigs is capable of operating in harsh environments, and even a smaller portion is capable of operating in arctic areas. With the limited harsh environment newbuilds under construction to meet the expected incremental demand, the Board continues to be positive on the market outlook for the harsh environment drilling industry, in particular for the frontier areas in the Norwegian and Russian waters.

Near term prospects
When the West Linus commences operation in the second quarter 2014, the Company expects a significant increase in earnings. This growth is expected to further increase when the West Rigel commences operations in the second half of 2015. As such, further clarity on contract and financing for West Rigel will materially improve the Company's ability to increase dividends.

This winter, the weather offshore in the North Sea has been consistently severe with both strong winds and high seas. Our operational performance in recent weeks has indirectly been impacted by this through damage on some critical equipment on the West Alpha and the West Phoenix, In addition, West Alpha is scheduled to commence its five-year classification yardstay later in March. The current estimate for downtime linked to these events is approximately 66 days. This will lead to reduction in revenue and thereby a set back in EBITDA for the first quarter, however this is not expected to impact the dividend distribution due to the Company's strong financial position.

The Board expects that the EBITDA generation will be restored and grow in the second quarter when the Company has limited planned downtime and West Linus commence operation. EBITDA is expected to improve further as West Rigel commences operations and new contracts have been secured for available units 2015 and 2016. The Board is disappointed with the share price performance of North Atlantic Drilling after the listing in New York, but is confident that the Company's positioning and growth in the next two years will create solid return to shareholders.

Forward Looking Statements
This report contains forward-looking statements. These statements are based on various assumptions, many of which are based, in turn, upon further assumptions, including North Atlantic Drilling management's examination of historical operating trends.

Including among others, factors that, in North Atlantic Drilling 's view, could cause actual results to differ materially from the forward looking statements contained in this report are the following: (i) the competitive nature of the offshore drilling industry; (ii) oil and gas prices; (iii) technological developments; (iv) government regulations; (v) changes in economical conditions or political events; (vi) inability of North Atlantic Drilling to obtain financing for the newbuilds or existing assets on favorable terms or at all; (vii) changes of the spending plan of our customers; (viii) changes in North Atlantic Drilling 's operating expenses including crew wages; (ix) insurance; (x) dry-docking; (xi) repairs and maintenance; (xii) failure of shipyards to comply with delivery schedules on a timely basis; (xii) and other important factors mentioned from time to time in our reports.

February 25, 2014
The Board of Directors
North Atlantic Drilling Ltd.
Hamilton, Bermuda

Questions should be directed to North Atlantic Management AS represented by:

Ragnvald Kavli: Chief Financial Officer
Tore Byberg: VP Commercial Finance

North Atlantic Drilling Ltd

North Atlantic Drilling Ltd

Unaudited Consolidated Statements of Operations
(In millions of US$)

	Three months period ended December 31,		Twelve months period ended December 31,
	2013	2012	2013	2012
Operating revenues
Contract revenues	271.1	241.4	1,116.7	955.4
Reimbursable revenues	27.0	41.8	195.3	89.2
Related party revenues	12.1	—	12.1	—
Other revenues	0.2	—	0.2	0.1
Total operating revenues	310.4	283.3	1,324.3	1,044.7

Operating expenses
Vessel and rig operating expenses	131.6	89.2	527.1	345.6
Reimbursable expenses	25.6	37.6	183.7	82.2
Depreciation and amortization	48.4	42.6	188.0	162.8
General and administrative expenses	15.6	16.4	64.9	50.0
Total operating expenses	221.2	185.8	963.7	640.6

Net operating income	89.2	97.5	360.6	404.1

Financial items
Interest expense	(23.7)	(22.5)	(84.4)	(83.3)
(Loss) / income from derivative financial instruments	(15.9)	2.3	(16.1)	(17.5)
Foreign exchange gain / (loss)	10.9	1.1	10.9	(12.0)
Other financial items	(0.8)	0.2	(6.5)	0.0
Total financial items	(29.5)	(18.9)	(96.1)	(112.8)

Income before income taxes	59.7	78.6	264.5	291.3
Income taxes	(11.7)	(83.8)	(28.9)	(109.6)
Net income / (loss)	48.0	(5.2)	235.6	181.7

Net income / (loss) attributable to the shareholders	48.0	(5.2)	235.6	181.7

Basic earnings per share (US$)	0.21	(0.02)	1.04	0.82
Diluted earnings per share (US$)	0.21	(0.02)	1.04	0.82
Declared dividend per share (US$)	0.230	0.225	0.905	0.900

See accompanying notes that are an integral part of these Consolidated Financial Statements.

North Atlantic Drilling Ltd

Unaudited Consolidated Statements of Comprehensive Income / (Loss)
(In millions of US$)

	Three months period ended December 31,		Twelve months period ended December 31,
	2013	2012	2013	2012

Net income	48.0	(5.2)	235.6	181.7

Other comprehensive income / (loss), net of tax:
Change in actuarial loss relating to pension	(2.8)	(20.2)	(6.6)	(21.2)
Change in unrealized income / (loss) on interest rate swaps in VIE	0.6	—	(2.3)	—
Other comprehensive loss, net of tax	(2.2)	(20.2)	(8.9)	(21.2)

Total comprehensive income / (loss) for the period	45.8	(25.4)	226.7	160.5

Comprehensive income / (loss) attributable to non-controlling interests	0.6	—	(2.3)	—
Comprehensive income / (loss) attributable to the shareholders	45.2	(25.4)	229.0	160.5

Note: All items of other comprehensive income / (loss) are stated net of tax.

See accompanying notes that are an integral part of these Consolidated Financial Statements.

North Atlantic Drilling Ltd

Unaudited Consolidated Balance Sheets
(In millions of US$)

ASSETS	December 31, 2013	December 31, 2012
Current assets
Cash and cash equivalents	84.1	98.4
Restricted cash	25.3	23.6
Accounts receivables, net	221.7	211.9
Related party receivables	5.8	242.9
Deferred tax assets	2.9	9.5
Other current assets	43.6	42.4
Total current assets	383.4	628.7

Non-current assets
Goodwill	480.6	480.6
Deferred tax assets	16.4	25.8
Newbuildings	312.9	248.7
Drilling units	2,377.8	2,416.2
Other non-current assets	128.2	138.5
Total non-current assets	3,315.9	3,309.8
Total assets	3,699.3	3,938.5

LIABILITIES AND EQUITY
Current liabilities
Current portion of long-term debt	166.7	166.7
Related party liabilities	13.0	47.3
Trade accounts payable	10.4	5.7
Tax payable	17.9	71.4
Deferred taxes	—	12.1
Other current liabilities	223.4	398.8
Total current liabilities	431.4	702.0

Non-current liabilities
Long-term interest bearing debt	1,581.2	1,583.3
Related party liabilities	700.0	702.5
Deferred taxes	35.7	22.1
Pension liabilities	57.6	50.1
Other non-current liabilities	35.9	40.4
Total non-current liabilities	2,410.4	2,398.4

Equity
Common shares of par value US$5 per share:
227,629,137 shares outstanding at December 31, 2013 and 2012	1,138.1	1,138.1
Additional paid-in capital	1.3	0.8
Contributed surplus	834.3	834.3
Contributed deficit	(1,188.4)	(1,186.1)
Accumulated other comprehensive loss	(39.4)	(32.8)
Non-controlling interest	(2.3)	—
Accumulated earnings	113.9	83.8
Total equity	857.5	838.1
Total liabilities and equity	3,699.3	3,938.5

See accompanying notes that are an integral part of these Consolidated Financial Statements.

North Atlantic Drilling Ltd

Unaudited Consolidated Statement of Cash Flows
(In millions of US$)

	Twelve months period ended December 31
	2013	2012
Cash flow from operating activities
Net income	235.6	181.7
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	188.0	162.8
Amortization of deferred loan charges	6.2	5.2
Amortization of mobilization revenue	(16.8)	(10.7)
Amortization of mobilization cost	7.1	—
Amortization of deferred revenue	(11.9)	(1.6)
Amortization of tax assets	9.1	9.1
Share based compensation expense	0.5	0.8
Unrealized (gain) / loss related to financial derivatives	(13.0)	12.2
Unrealized foreign exchange gain on long-term interest bearing debt	(9.7)	—
Gain on disposal of fixed assets	(0.2)	(0.1)
Payments for long term maintenance	(96.4)	(49.6)
Deferred income tax expense	20.0	8.40
Change in operating assets and liabilities:
Trade accounts receivables	(9.8)	(58.0)
Trade accounts payables	4.8	(17.3)
Change in short-term related party receivables and liabilities	89.4	(133.4)
Tax payable	(10.4)	(40.3)
Other receivables and other assets	(13.0)	(5.0)
Other liabilities	(6.8)	166.0
Proceeds from mobilization fees	52.5	24.0
Net cash provided by operations	425.2	254.2

See accompanying notes that are an integral part of these Consolidated Financial Statements.

North Atlantic Drilling Ltd

Unaudited Consolidated Statement of Cash Flows
(In millions of US$)

	Twelve months period ended December 31,
	2013	2012
Cash flow from investing activities
Additions to newbuildings	(64.2)	(195.1)
Additions to rigs and equipment	(36.9)	(31.5)
Additions to other fixed assets	(1.4)	(0.9)
Proceeds from sale of other fixed assets	0.2	0.1
Short term loan granted to related parties	—	180.0
Proceeds from repayment of loan granted to related party	—	(180.0)
Changes in restricted cash	(1.6)	(11.4)
Net cash used in investing activities	(103.9)	(238.8)

Cash flow from financing activities
Installment paid on long term interest bearing term debt	(246.7)	(166.7)
Proceeds from long term interest bearing term debt	250.6	—
Installment paid on shareholder loan	(659.4)	(530.0)
Proceeds from shareholder loan	355.0	682.5
Proceeds from related party loan	193.5	—
Repayment of related party loan	(21.6)	—
Proceeds from issuance of equity, net of issuance cost	—	147.3
Dividend paid	(205.4)	(197.7)
Net cash used in financing activities	(334.0)	(64.6)

Effect of exchange rate changes on cash and cash equivalents	(1.6)	0.2

Net decrease in cash and cash equivalents	(14.3)	(49.0)
Cash and cash equivalents at the beginning of the period	98.4	147.4
Cash and cash equivalents at the end of the period	84.1	98.4

Supplementary disclosure of cash flow information
Interest paid	(82.9)	(97.6)
Taxes paid	(9.0)	(66.0)

See accompanying notes that are an integral part of these Consolidated Financial Statements.

North Atlantic Drilling Ltd

Unaudited Consolidated Statement of Changes in Equity
(In millions of US$)

	Share capital	Additional paid-in capital	Contributed surplus	Accumulated earnings	Accumulated OCI	NCI	Contributed deficit	Total equity
Balance at December 31, 2011	988.1	687.0		99.8	(11.6)		(1,237.6)	525.7
Issuance of common stock in private placement	150.0	150.0						300.0
Costs related to capital increase		(2.7)						(2.7)
Changes in actuarial losses related to pension					(21.2)			(21.2)
Stock options		0.8						0.8
Reduction of share premium		(834.3)	834.3					—
Distribution of West Phoenix settlement payment							(27.5)	(27.5)
Dividend paid				(197.7)				(197.7)
Effect of tax indemnification							79.0	79.0
Net income				181.7				181.7
Balance at December 31, 2012	1,138.1	0.8	834.3	83.8	(32.8)	—	(1,186.1)	838.1

Changes in actuarial losses related to pension					(6.6)			(6.6)
Stock options		0.5						0.5
Unrealized loss on financial derivatives						(2.3)		(2.3)
Common control transaction							(2.3)	(2.3)
Dividend paid				(205.5)				(205.5)
Net income				235.6				235.6
Balance at December 31, 2013	1,138.1	1.3	834.3	113.9	(39.4)	(2.3)	(1,188.4)	857.5

See accompanying notes that are an integral part of these Consolidated Financial Statements.

North Atlantic Drilling Ltd

Notes to Unaudited Consolidated Financial Statements

Note 1 – General information

North Atlantic Drilling Ltd ("North Atlantic") is an offshore drilling contractor in the North Atlantic Area providing harsh environment drilling services to the oil and gas industry.  North Atlantic was formed as a wholly owned subsidiary of Seadrill Limited ("Seadrill" or the "Parent") on February 11, 2011, under the laws of Bermuda to acquire certain continuing businesses of Seadrill in the North Atlantic region.

As of December 31, 2013, North Atlantic owned eight offshore drilling rigs, including two drilling rigs under construction. Our fleet consists of one drillship, three jack-up drilling rigs (of which one was under construction) and four semi-submersible drilling rigs (of which one was under construction). In addition we operate one harsh environment semi-submersible rig on behalf of Seadrill.

As used herein, and unless otherwise required by the context, the terms the "Company", "we", "Group", "our", "us" and words of similar import refer to North Atlantic and its consolidated companies. The use herein of such terms as group, organization, we, us, our and its, or references to specific entities, is not intended to be a precise description of corporate relationships.

Basis of presentation

The unaudited interim consolidated financial statements are presented in accordance with generally accepted accounting principles in the United States of America (US GAAP). The unaudited interim consolidated financial statements do not include all of the disclosures required in complete annual financial statements. These interim financial statements should be read in conjunction with our annual financial statements as at December 31, 2012. The year-end balance sheet data that was derived from our audited 2012 financial statements does not include all disclosures required by accounting principles generally accepted in the United States of America. In the opinion of management, all adjustments (consisting of normal recurring adjustments) considered necessary for a fair statement have been included. The amounts are presented in million United States dollar (US dollar), unless stated otherwise.

Significant accounting policies

The accounting policies adopted in the preparation of the unaudited interim financial statements are consistent with those followed in the preparation of our annual audited consolidated financial statements for the year ended December 31, 2012 unless otherwise included in these unaudited interim financial statements as separate disclosures.

Derivative financial instruments and hedging activities

Changes in the fair value of any derivative instrument that we have formally designated as a hedge, are recognized in Accumulated other comprehensive income/loss in the Consolidated Balance Sheets. Any change in fair value relating to an ineffective portion of a designated hedge is recognized, in the Consolidated Statement of Operations. When the hedged item affects the income statement, the gain or loss included in accumulated other comprehensive income is reported on the same line in the Consolidated Statements of Operations as the hedged item.

Note 2 - Recent Accounting Pronouncements

Recently Adopted Accounting Standards

Balance sheet—Effective January 1, 2013, we adopted the accounting standards update that expands the disclosure requirements for the offsetting of assets and liabilities related to certain financial instruments and derivative instruments.  The update requires disclosures to present both gross information and net information for financial instruments and derivative instruments that are eligible for net presentation due to a right of offset, an enforceable master netting arrangement or similar agreement.  The update is effective for interim and annual periods beginning on or after January 1, 2013. The effect of this to our interim consolidated financial statements is included in note 19.

Balance sheet—Effective January 1, 2013, we adopted the accounting standards update that requires an entity to report the effect of significant reclassifications out of accumulated other comprehensive income on the respective line items in net income if the amount being reclassified is required under U.S. generally accepted accounting principles to be reclassified in its entirety to net income. For other amounts that are not required under U.S. GAAP to be reclassified in their entirety to net income in the same reporting period, an entity is required to cross-reference other disclosures required under U.S. GAAP that provide additional detail about those amounts. For public entities, the amendments are effective prospectively for reporting periods beginning after December 15, 2012. The adoption did not have a material effect on our interim consolidated financial statements.

Note 3 – Segment information

We provide harsh environment offshore drilling services to the oil and gas industry. The Company's performance is reviewed by the chief operating decision maker as one reportable segment, mobile units.

Revenues from the following customers accounted for more than 10% of the Company's consolidated revenues:

Contract revenue split by client:
	Three months period ended December 31,		Twelve months period ended December 31,
	2013	2012	2013	2012
Statoil	49%	57%	57%	46%
Shell	11%	0%	14%	17%
ExxonMobil	17%	3%	12%	1%
Total	14%	16%	13%	16%
BG Consortium	—	—	—	13%
Dong	—	24%	2%	7%
Other	9%	—	2%	—
Total	100%	100%	100%	100%

Geographic segment data

Revenues are attributed to geographical segments based on the country of operations for drilling activities; that is, the country where the revenues are generated.  The following presents the Company's revenue by geographic area:

(In millions of US$)	Three months period ended December 31,		Twelve months period ended December 31,
	2013	2012	2013	2012
Norway	274.9	183.2	1,121.7	815.2
United Kingdom	17.7	100.1	176.4	229.5
Ireland	17.8	—	26.2	—
Total	310.4	283.3	1,324.3	1,044.7

As of December 31, 2013, one of the Company's drilling rigs, with a net book value of  US$698.0 million, was located in United Kingdom and all other rigs were located in Norway. As of December 31, 2012, two of the Company's drilling rigs, with a net book value of US$1,111.0 million, were located in United Kingdom and all other rigs were located in Norway. Asset location at the end of the period is not necessarily indicative of the geographic distribution of the revenues or operating profits generated by such assets during the period.

Note 4 – Taxation

Income taxes consist of the following:

(In millions of US$)	Three months period ended December 31,		Twelve months period ended December 31,
	2013	2012	2013	2012

Current tax expense:
Bermuda	—	—	—	—
Foreign	7.8	82.2	(0.5)	92.1
Deferred tax expense:
Bermuda	—	—	—	—
Foreign	1.7	(0.6)	20.3	8.4
Amortization of tax effect on internal sale of assets	2.2	2.2	9.1	9.1
Total provision	11.7	83.8	28.9	109.6
Effective tax rate	19.6%	106.6%	10.9%	37.6%

The Company made transfer pricing adjustments in December 2013 resulting in a US$5 million difference to tax expense in the three month period ending September 30, 2013 offset by tax expense in the three month period ending December 31, 2013.

The Company may be taxable in more than one jurisdiction based on its drilling rig operations. A loss in one jurisdiction may not be offset against taxable income in another jurisdiction. Thus, the Company may pay tax within some jurisdictions even though it might have an overall loss at the consolidated level.

The income taxes for the three and twelve months ended December 31, 2013 and 2012 differed from the amount computed by applying the statutory income tax rate of 0% due to operations in foreign jurisdictions with different applicable tax rates as compared to Bermuda.

(In millions of US$)	Three months period ended December 31,		Twelve months period ended December 31,
	2013	2012	2013	2012
Income taxes at statutory rate	—	—	—	—
Amortization of tax effect on internal sale of assets	2.2	2.2	9.1	9.1
Effect of taxable income in various countries	9.5	81.6	19.8	100.5
Total	11.7	83.8	28.9	109.6

Deferred Income Taxes

Deferred income taxes reflect the impact of temporary differences between the amount of assets and liabilities recognized for financial reporting purposes and such amounts recognized for tax purposes. The net deferred tax assets (liabilities) consist of the following:

Deferred Tax Assets:

(In millions of US$)	December 31, 2013	December 31, 2012
Pension	15.4	12.8
Contracts	13.0	22.5
Long term maintenance	(12.0)	—
Loss carry forward	2.9	—
Gross deferred tax asset	19.3	35.3

Deferred Tax Liability:

(In millions of US$)	December 31, 2013	December 31, 2012
Long term maintenance	32.9	34.2
Tax depreciation	0.5	—
Pensions	2.5	—
Gross deferred tax liability	35.9	34.2

Net deferred tax asset/(liability)	(16.6)	1.1

Net deferred taxes are classified as follows:

(In millions of US$)	December 31, 2013	December 31, 2012

Short-term deferred tax asset	2.9	9.5
Long-term deferred tax asset	16.4	25.8
Short-term deferred tax liability	—	(12.1)
Long-term deferred tax liability	(35.9)	(22.1)
Net deferred tax assets/(liability)	(16.6)	1.1

Management has performed an analysis for uncertain tax positions in the various jurisdictions in which the Company operates in accordance with ASC Topic 740 Income Taxes. Based on the analysis, a tax liability related to uncertain tax positions of US$0 million and US$142 million has been recorded as of December 31, 2013 and December 31, 2012, respectively.

The changes to our liabilities related to uncertain tax positions, excluding interest and penalties that we recognize as a component of income tax expense, were as follows:

(In millions of US$)
Balance at December 31, 2012	142.0
Reductions	(142.0)
Balance at December 31, 2013	0.0

The reduction in the recognized uncertain tax position is due to the sale of shares in Seadrill Norge Holding AS and Seadrill Norge AS to Seadrill on June 28, 2013. The sale reduced the Company's provision for uncertain tax position by US$141.9 million. Refer also to note 18 (Related party transactions) for further description of the share sales transaction.

North Atlantic is headquartered in Bermuda where we have been granted a tax exemption until 2035. Other jurisdictions in which the Company operates are taxable based on rig operations. A loss in one jurisdiction may not be offset against taxable income in another jurisdiction.  Thus, the Company may pay tax within some jurisdictions even though it may have an overall loss at the consolidated level.  The following table summarizes the earliest tax years that remain subject to examination by the major taxable jurisdictions in which the Company operates:

Jurisdiction	Earliest Open Year
Norway	2011
United Kingdom	2011
Ireland	2013

Note 5 – Earnings per share

Basic earnings per share ("EPS") are based on the weighted average number of shares outstanding during the period. Diluted EPS includes the effect of the assumed conversion of potentially dilutive instruments.

The components of the numerator for the calculation of basic and diluted EPS are as follows:

(In millions of US$)	Three months period ended December 31,		Twelve months period ended December 31,
	2013	2012	2013	2012
Net income available to stockholders	48.0	(5.2)	235.6	181.7
Effect of dilution	0.1	—	0.1	—
Diluted net income available to stockholders	48.1	(5.2)	235.7	181.7

The components of the denominator for the calculation of basic and diluted EPS are as follows:

(In millions of US$)	Three months period ended December 31,		Twelve months period ended December 31,
	2013	2012	2013	2012
Basic earnings per share:
Weighted average number of common shares outstanding	227.6	227.6	227.6	220.3

Diluted earnings per share:
Weighted average number of common shares outstanding	227.6	227.6	227.6	220.3
Effect of dilution	0.2	—	0.1	—
Diluted numbers of shares	227.8	227.6	227.7	220.3

Basic earnings per share (US$)	0.21	(0.02)	1.04	0.82
Diluted earnings per share (US$)	0.21	(0.02)	1.04	0.82

Note 6 – Accounts receivable

Accounts receivable are presented net of allowances for doubtful accounts. The allowance for doubtful accounts receivables at December 31, 2013 was US$22.2 million (December 31, 2012: US$2.0 million).

The Company did not recognize any bad debt expense in 2013 and 2012, but has instead reduced contract revenue for the disputed amounts.

Note 7 – Other current assets

(In millions of US$)	December 31, 2013	December 31, 2012

Reimbursable amounts due from customers	10.0	17.5
Deferred tax effect of internal transfer of assets – current portion	9.1	9.1
Loan fees – short-term portion	5.9	5.0
Prepaid expenses	4.8	3.6
Derivative financial instruments (1)	6.2	3.2
VAT receivables	6.7	2.7
Other	0.9	1.3
Total other current assets	43.6	42.4

(1) Derivative financial instruments consist of unrealized gain on interest rate swaps. Additional disclosure has been provided in Note 19.

Note 8 – Newbuildings

(In millions of US$)	December 31, 2013	December 31, 2012

Opening balance at the beginning of the period	248.7	572.2
Additions	64.2	195.1
Re-classified as drilling units	—	(518.6)
Closing balance at the end of the period	312.9	248.7

Additions relate to West Linus and West Rigel, that are currently under construction, and include capitalized interest expenses and loan related costs of US$10.3 million for the twelve months period ending December 31, 2013.

Refer also to note 20 (Commitments and contingencies) for an overview of the maturity schedule for remaining yard installments.

Note 9 – Drilling units

(In millions of US$)	December 31, 2013	December 31, 2012

Cost	3,322.2	3,172.6
Accumulated depreciation	(944.4)	(756.4)
Net book value	2,377.8	2,416.2

Additions in 2013 primarily relate to expenditures for major additions and improvements to existing drilling rigs that extend the life of a drilling rig or increase functionality together with deferred long term maintenance expenses on existing drilling rigs.

Depreciation and amortization expenses were US$188.0 million and US$162.8 million for the twelve months period, and US$48.4 million and US$42.6 million for the three months period ended December 31, 2013 and 2012, respectively.

Note 10 – Goodwill

In the twelve months ended month period ended December 31, 2013 there was no change in the total carrying value of goodwill. Net book value of goodwill was US$480.6 million as of December 31, 2013 and December 31, 2012.

Note 11 – Other non-current assets

(In millions of US$)	December 31, 2013	December 31, 2012

Deferred tax effect of internal transfer of assets – net of current portion	111.1	120.3
Loan fees	14.4	16.7
Other	2.7	1.5
Total other non-current assets	128.2	138.5

Note 12 – Long-term interest bearing debt and interest expenses

As of December 31, 2013 and December 31, 2012, the Company had the following debt facilities:

(In millions of US$)	December 31, 2013	December 31, 2012

Credit facilities:
US$2,000 facility	1,503.4	1,750.0
Total Bank Loans	1,503.4	1,750.0

Bonds:
Bond Loan, MNOK1,500	244.5	—
Bond Loan, subscribed in full by related party *	500.0	500.0
Total bonds	744.5	500.0

Shareholder loan from related party	5.0	175.0
Loan facility provided by related party	—	27.5
Loan provided by related party	195.0	—
Total interest bearing debt	2,447.9	2,452.5
Less: current portion	(166.7)	(166.7)
Long-term portion of interest bearing debt	2,281.2	2,285.8

* See note 18 for description of the Bond loan.

The outstanding debt as of December 31, 2013 is repayable as follows:

(In millions of US$)
2014	166.7
2015	171.7
2016	166.7
2017	1,003.3
2018 and thereafter	939.5
Total debt	2,447.9

Credit facilities

On October 30, 2013, a NOK 1,500 million senior unsecured bond was issued with maturity date October 2018.

Seadrill has provided North Atlantic an unsecured revolving shareholder loan of US$335 million. The maturity date is set to January 30, 2015. As per December 31, 2013, US$5 million of the facility was drawn. The facility was increased from US$200 million to US$335 million on June 28, 2013, and then decreased to US$85 million on November 20, 2013. The terms of the remaining facility of US$85 million are the same as stated in the original agreement dated March 30, 2012.

Ship Finance granted the VIE company, SF Linus Ltd, a loan of US$195 million on June 28, 2013. The maturity date is June 30, 2029.

On October 17, 2013, SFL Linus Ltd entered into a US$475 million secured term loan and revolving credit facility with a syndicate of banks to fund the acquisition of West Linus, which has been pledged as security. SFL
Linus Ltd will not be able to draw down on the loan until it has taken delivery of the rig and various customary conditions, as specified in the loan agreement, have been satisfied. Delivery is expected to occur in February,
2014. Refer also note 22 subsequent events.

Seadrill provided North Atlantic with an unsecured loan facility of US$27.5 million on December 1, 2012. The loan was settled in full on June 28, 2013.

Note 13 – Other current liabilities

(In millions of US$)	December 31, 2013	December 31, 2012

Derivative financial instruments (1)	59.4	69.5
Accrued interest expense	19.3	17.9
Accrued expenses	79.2	119.1
Employee withheld taxes, social security and vacation payment	46.3	36.8
Short term portion of deferred revenues	19.2	13.5
Uncertain tax position	—	142.0
Total other current liabilities	223.4	398.8

(1) Derivative financial instruments consist of unrealized losses on interest rate swaps, cross currency swaps and foreign exchange rate forwards. Additional disclosure has been provided in Note 19.

Note 14 – Other non-current liabilities

(In millions of US$)	December 31, 2013	December 31, 2012

Deferred revenue	33.6	40.4
Derivative financial instruments (1)	2.3	—
Total other non-current liabilities	35.9	40.4

(1) Derivative financial instruments consist of unrealized losses on interest rate swaps. Additional disclosure has been provided in Note 19.

Note 15 – Share capital

All shares are common shares of US$5.00 par value each	December 31, 2013		December 31, 2012
	Shares	US$ millions	Shares	US$ millions
Authorized share capital	400,000,000	2,000.0	400,000,000	2,000.0
Issued and fully paid share capital	230,003,000	1,150.0	230,003,000	1,150.0
Treasury shares held by Company	(2,373,863)	(11.9)	(2,373,863)	(11.9)
Outstanding shares in issue	227,629,137	1,138.1	227,629,137	1,138.1

Refer also note 22 subsequent events.

Note 16 – Accumulated Other Comprehensive Loss

(In millions of US$)	December 31, 2013	December 31, 2012

Actuarial loss relating to pension	(39.4)	(32.8)
Total accumulated other comprehensive loss	(39.4)	(32.8)

For actuarial loss related to pension, the accumulated applicable amount of income taxes related to companies domiciled in Norway, where the tax rate is 28%, amounted to US$15.3 million at December 31, 2013 (US$12.8 million at December 31, 2012).

Note 17 – Pension benefits

The Company has a defined benefit pension plan covering substantially all employees in Norway. A significant part of this plan is administered by a life insurance company. In addition, the Company has defined contribution plan for all new onshore employees. Under this scheme, the Company contributes to the employee's pension plan amounts ranging into five to eight percent of the employee's annual salary.

For onshore employees in Norway, continuing with the defined benefits plan, the primary benefits are retirement pension of approximately 66 percent of salary at retirement age of 67 years, together with a long-term disability pension. The retirement pension per employee is capped at an annual payment of 66 percent of the total of 12 times the Norwegian Social Security Base. Most employees in this group may choose to retire at 62 years of age on a pre-retirement pension. Offshore employees in Norway have retirement and long-term disability pension of approximately 60 percent of salary at retirement age of 67. Offshore employees on mobile units may choose to retire at 60 years of age on a pre-retirement pension.

The expenses for our defined benefit pension plans for the twelve month period ended December 31, 2013 and 2012 were as follows:

	Twelve months period ended December 31,
(In millions of US$)	2013	2012
Benefits earned during the period	14.9	11.2
Interest cost on prior years' benefit obligation	6.3	4.5
Gross pension cost for the period	21.2	15.7
Expected return on plan assets	(4.7)	(4.6)
Administration charges	0.5	0.3
Net pension cost for the period	17.0	11.4
Social security cost	2.4	1.6
Amortization of actuarial gains/losses	1.5	0.4
Amortization of prior service cost	(0.4)	(1.9)
Amortization of net transition assets	—	(0.2)
Total net pension cost	20.5	11.3

Employer Contributions
In the twelve months period ended December 31, 2013 and 2012, contributions of US$18.6 million and US$14.7 million, respectively, were made to the defined benefit pension plans.

Note 18 – Related party transactions

The Company transacts business with the following related parties, being companies in which our principal shareholders Hemen Holding Ltd and Farahead Investments Inc (hereafter jointly referred to as "Hemen") and companies associated with Hemen have a significant interest:

- Seadrill

- Ship Finance International Limited ("Ship Finance")

- Metrogas Holdings Inc ("Metrogas")

- Frontline Management (Bermuda) Limited ("Frontline")

- Archer Limited ("Archer")

The Company has entered into the following significant agreements with related parties:

Bond:
Seadrill is the holder of all of the bonds in the US$500 million bond. The bond was entered into in April 2011 with a coupon of 7.75% per annum payable semi-annually in arrears.

US$85 million Revolving Credit Facility:
Seadrill provided North Atlantic an unsecured revolving credit facility of US$200 million in March 2012. The credit facility was increased to US$335 million in June 2013 and then decreased to US$85 million on November 20th, 2013. Aggregate drawdowns and repayments on this facility during the twelve months period ended December 31, 2013 were US$489.4 million and US$659.4 million, respectively, while drawdowns and repayments during the year ended December 31, 2012 were US$645 million and US$470 million, respectively. The maturity date is January 30, 2015. The interest is Libor plus 3.00% per annum. At December 31, 2013, the Company had drawn US$5 million from the facility.

US$27.5 million Loan Facility:
Seadrill provided North Atlantic with an unsecured loan facility of US$27.5 million on December 1, 2012. The loan was settled in full on June 30, 2013, due to the sales of Seadrill Norge AS.

Short-term interest bearing loan to related party:
North Atlantic granted Seadrill a short-term loan of US$60 million on May 9, 2012, of which US$10 million was repaid on May 23, 2012. In addition, the Company granted Seadrill a short-term loan of US$120 million in June 2012. The loans bore interest of LIBOR plus 1.90% per annum and were fully repaid in July, 2012.

Performance guarantees:
Seadrill provides performance guarantees in connection with the Company's drilling contracts, and charges the Company an annual fee of 1% of the guaranteed amount to provide these guarantees. The total amount of such guarantees was US$300 million at December 31, 2013 and December 31, 2012, and incurred a fee of US$2.9 million and US$3 million for the twelve months ended December 31, 2013 and 2012, respectively.

In addition, the Company has agreed to reimburse Seadrill for all claims made against Seadrill under the performance guarantees.

Sale and leaseback contract:
The Company entered into sale and leaseback transactions with Ship Finance for the newbuild jack-up rig, West Linus, in June 2013. The total consideration is US$600 million, whereof US$195 million has been paid to North Atlantic on closing of the agreement, while the remaining balance of the purchase price shall be paid at delivery of the rig. The West Linus will be chartered back to North Atlantic on a bareboat charter in excess of 15 years, wherein North Atlantic has been granted four purchase options.

Ship Finance has an option to sell the acquired shares back to North Atlantic with immediate effect for an amount equal to all cash payments made by Ship Finance plus interests and expenses, if the rig has not been successfully delivered from the yard and unconditionally accepted by the charterer within 28 February, 2014. Ship Finance also has an option to sell the rig back to North Atlantic at the end of the charter period.
Seadrill has granted a guarantee in the principal amount of up to US$525 million issued in favor of Ship Finance, which will become payable in the event that the West Linus is not unconditionally accepted by the charterer by June 30, 2014.

We have determined that the Ship Finance subsidiary, which owns the rig, is a variable interest entity (VIE), and that North Atlantic is the primary beneficiary of the risks and rewards connected with the ownership of the rig and the charter contract. Accordingly, the VIE is consolidated in our financial statements. The Company did not record any gain or loss from the sale of the unit, as it continued to be reported as asset at its original cost in the Company's balance sheet at the time of the transaction. At December 31, 2013, the unit is reported under Newbuildings in the Company's balance sheet. Additional disclosure about the VIE has been provided in Note 21.

US$195 million Loan Facility:
Ship Finance granted the VIE company, SFL Linus Ltd, an unsecured loan of US$195 million on June 28, 2013 to be repaid at the earlier of June 30, 2029 or date of sale of the West Linus rig. The loan does not bear interest, however, Ship Finance reserves the right to charge interest once the rig is delivered from the shipyard. The proceeds of this loan will be used to finance the acquisition of the West Linus. The loan is presented as long term debt to related parties on our balance sheet on December 31, 2013.

Sales of Seadrill Norge AS:
The Company sold the shares in two of its subsidiaries, Seadrill Norge Holding AS and Seadrill Norge AS to Seadrill on June 28, 2013. Total consideration for the shares was US$154.0 million, offset by a liability of US$288.4 million that North Atlantic Drilling Ltd had against its subsidiaries before the sales. In relation to the common control transaction, US$2.3 million has been recognized as Contributed deficit as of December 31, 2013. The sales had no cash effect in the twelve month period ended December 31, 2013 and the net increased liability has been treated as a drawdown on the increased revolving credit facility provided by Seadrill.

Tax indemnity:
Seadrill provided the Company with an indemnity declaration pursuant to which Seadrill has agreed to hold the Company harmless for any tax claims exceeding US$63 million related to the move of legal entities to a new tax jurisdiction and the use of the US dollar as the functional currency for tax reporting purposes. As of December 31, 2012, the Company had booked a current related party receivable of US$79.0 million related to the indemnification agreement. The indemnification asset was related to Seadrill Norge AS and Seadrill Norge Holding AS and settled as part of the consideration for the sales of the shares at June 28, 2013.

West Hercules operation agreement:
In July 2012, the management of West Hercules, a harsh environment semi-submersible drilling rig controlled by Seadrill through a financial lease with a subsidiary of Ship Finance International Ltd, a company in which Hemen Holding Limited is a large shareholder, was transferred from Seadrill to North Atlantic. The drilling rig was operated by North Atlantic Drilling through a 4 year commercial agreement with Seadrill until October 31, 2013. The key terms of the agreement were:

 •           Share of mobilization costs and revenue are 90% to Seadrill and 10% to North Atlantic.

 •           North Atlantic is to pay Seadrill monthly operating lease payments for the use of the rig.

 •           Operational risk rests with North Atlantic.

 •           Capital expenditure and long term maintenance of the rig is to Seadrill's account.

Seadrill has charged North Atlantic Drilling a charter hire fee of US$58.5 million under the Bareboat Charter Agreement for the period from commencement date at January 31, 2013 until October 31, 2013. North Atlantic Drilling has charged Seadrill US$63.8 million for its share of mobilization costs and US$47.3 million for its share of mobilization revenue in the twelve month period ended December 31, 2013.

West Hercules management agreement:
North Atlantic entered into a management agreement with Seadrill effective from November 1, 2013 which replaced the existing bareboat charter agreement, pursuant to which North Atlantic will continue to operate and manage the West Hercules while it is employed under the drilling contract with Statoil. The key terms of the agreement are:

 •           Seadrill is to pay North Atlantic a daily management fee.

 •           North Atlantic is entitled to a potential bonus based on economical utilization of the operations.

 •           All crew services shall be provided by North Atlantic and recharged to Seadrill with a margin of 7%.

 •           All direct costs related to the operations shall be recharged to Seadrill with no margin.

 •           Operational risk rests with Seadrill.

 •           Capital expenditure and long term maintenance of the rig is for Seadrill's account.

 •           North Atlantic is entitled to receive and keep all agreed mark-up fee for provision of additional services under the Drilling Contract which are payable by the client.

North Atlantic has charged Seadrill a management fee of US$1.5 million and crew costs of US$10.5 million under the Management Agreement for the period from November 1, 2013 until December 31, 2013.

Archer Engineering Services:
North Atlantic received engineering services from subsidiaries of Archer Ltd. The charged amount was US$4.0 million and US$2.5 million for the twelve months period ended December 31, 2013 and 2012, respectively. Archer Ltd. is a company in which Seadrill Limited is a large shareholder.

Management services:
North Atlantic Management provides all day-to-day management functions to the Company and its subsidiaries in accordance with the terms of the General Management Agreement.

North Atlantic Management has contracted in senior management services from Seadrill Management Ltd (UK) and Seadrill Management AS in accordance with the terms of the Services Agreement. The agreement can be terminated by either party at one month's notice. In consideration of the services provided to us, we paid Seadrill a fee that includes the operating costs attributable to us plus a margin of 5% and, effective as of January 2013, we pay Seadrill a fee that includes the operating costs attributable to us plus a margin of 8%. For the twelve month period ended December 31, 2013 and 2012, Seadrill had charged North Atlantic Management a total fee of US$26.0 million and US$18.9 million, respectively, for providing the services under the Services Agreement.

The Company and its subsidiaries incorporated in Bermuda receive corporate secretarial and certain other administrative services applicable to the jurisdiction of Bermuda from Frontline Management (Bermuda) Ltd. The fee was less than US$0.1 million for the twelve month period ended December 31, 2013. Frontline Management (Bermuda) Ltd. is a wholly owned subsidiary of Frontline Ltd., a company in which Hemen Holding Limited is a large shareholder.

Related Party Balances:

(In millions of US$)	December 31, 2013	December 31, 2012
Receivables
Seadrill Ltd	0.1	102.3
Seadrill Offshore AS	4.5	140.6
Seadrill Management AS	1.2	—
Total receivables	5.8	242.9

Payables
Seadrill Insurance Ltd	3.8	4.5
Seadrill Management AS	—	7.9
Seadrill Management UK Ltd	2.9	—
Seadrill Deepwater Crewing Ltd	—	11.7
Seadrill Deepwater Units Pte Ltd	6.1	12.1
Seadrill Eminence Ltd	—	10.0
Other Seadrill subsidiaries	0.2	1.1
Total payables	13.0	47.3
Non-current shareholder loan from Seadrill Ltd	5.0	175.0
Non-current loan facility from Seadrill Eminence Ltd	—	27.5
Bond loan, subscribed in full by Seadrill Ltd	500.0	500.0
Non-current related party loan from Ship Finance	195.0	—

Receivables and payables with related parties arise when the Company pays an invoice on behalf of a related party and vice versa. Receivables and payables are generally settled monthly in arrears.

Amounts due to and from Seadrill Limited and its subsidiaries under business operations are unsecured, interest-free and intended to be settled in the ordinary course of business.

Interest charged relating to the bond loan and shareholder loan to Seadrill for the twelve months ended December 31, 2013 and 2012 amounted to US$44.7 million and US$43.5 million, respectively. Interest charged relating to the loan facility from Seadrill Eminence for the twelve months ended December 31, 2013 amounted to US$0.5 million.

Note 19 – Risk management and financial instruments

The majority of our gross earnings from drilling rigs are receivable in U.S. dollars and the majority of our other transactions, assets and liabilities are denominated in U.S. dollars, the functional currency of the Company. However, the Company has operations and assets in countries with currency other than U.S. dollars and incurs expenditures in other currencies, causing its results from operations to be affected by fluctuations in currency exchange rates. The Company is also exposed to changes in interest rates on floating interest rate debt. There is thus a risk that currency and interest rate fluctuations will have a negative effect on the value of the Company's cash flows.

Interest rate risk management

The Company's exposure to interest rate risk relates mainly to its floating interest rate debt and balances of surplus funds placed with financial institutions. This exposure is managed through the use of interest rate swaps. The Company's objective is to obtain the most favorable interest rate borrowings available without increasing its foreign currency exposure. Surplus funds are generally placed in fixed deposits with reputable financial institutions, yielding higher returns than are available on overnight deposits in banks. Such deposits generally have short-term maturities, in order to provide the Company with flexibility to meet all requirements for working capital and capital investments. The extent to which the Company utilizes interest rate swaps and other derivatives to manage its interest rate risk is determined by the net debt exposure and its views on future interest rates.

Interest rate swap agreements not qualified for hedge accounting

At December 31, 2013, the Company had interest rate swap agreements with an outstanding principal amount of US$1,100.0 million (December 31, 2012: US$1,100.0 million), all of which were entered into after the Company commenced operations as a standalone entity on  April 1, 2011. The agreements do not qualify for hedge accounting, and accordingly any changes in the fair values of the swap agreements are included in the Consolidated Statement of Operations under "Loss on derivative financial instruments." The total fair value of the interest rate swaps outstanding at December 31, 2013 amounted to a net liability of US$39.9 million (December 31, 2012: US$69.5 million).

The Company did not enter into any new swap agreements not qualified as hedge accounting, nor change any existing swap agreements, in the twelve months period ended December 31, 2013.

The Company's interest rate swap agreements as of December 31, 2013 were as follows:

Outstanding principal	Receive rate	Pay rate	Length of contract
(In US$ millions)
200	3 month LIBOR	2.14%	May 2011 - Jan 2016
200	3 month LIBOR	2.14%	May 2011 - Jan 2016
100	3 month LIBOR	2.74%	May 2012 - May 2017
200	3 month LIBOR	2.57%	June 2012 - June 2017
100	3 month LIBOR	2.56%	June 2012 - June 2017
100	3 month LIBOR	2.17%	Aug 2012 - Aug 2017
100	3 month LIBOR	2.17%	Aug 2012 - Aug 2017
100	3 month LIBOR	1.15%	Dec 2012 – Dec 2019

Interest rate hedge accounting

The Ship Finance subsidiary consolidated by the Company as a VIE (refer to Note 21 - Variable Interest Entities) has entered into interest rate swap agreements in order to mitigate its exposure to variability in cash flows for future interest payments on the loan taken out to finance the acquisition of West Linus. These interest rate swaps qualify for hedge accounting and any changes in their fair value are included in "Other comprehensive income". Below is a summary of the notional amount, fixed interest rate payable and duration of the interest rate swaps.

Variable interest entity	Outstanding principal	Receive rate	Pay rate	Length of contract
	(in US$ Millions)
SFL Linus Ltd (West Linus)	237.5	3 month LIBOR	1.77%	Dec 2013 - Dec 2018
SFL Linus Ltd (West Linus)	4.0	1 month LIBOR	2.01%	Mar 2014 - Oct 2018
SFL Linus Ltd (West Linus)	4.0	1 month LIBOR	2.01%	Mar 2014 - Nov 2018

In the twelve month period ended December 31, 2013, the above VIE Ship Finance subsidiary recorded fair value loss of US$2.3 million on interest rate swaps. This loss was recorded by the VIE in "Other comprehensive income" but due to its ownership by Ship Finance this loss is allocated to "Non-controlling interest" in our statement of changes in equity.

Any change in fair value resulting from hedge ineffectiveness is recognized immediately in earnings. The VIE, and therefore North Atlantic, did not recognize any gain or loss due to hedge ineffectiveness in the consolidated financial statements during the three and twelve month periods ended December 31, 2013.

Cross currency interest rate swaps not qualified for hedge accounting

At December 31, 2013 we had outstanding cross currency interest rate swaps with a principal amount of US$253.5million. These agreements, entered into in October 2013, do not qualify for hedge accounting and accordingly any changes in the fair values of the swap agreements are included in the Consolidated Statement of Operations under " Gain/(loss) on derivative financial instruments". The total fair value of cross currency interest rate swaps outstanding at December 31, 2013 amounted to a liability of US$13.1 million . The fair value of the cross currency interest rate swaps are classified as other current liabilities in the balance sheet.

Foreign currency risk management

The Company uses foreign currency forward contracts to manage its exposure to foreign currency risk on certain assets, liabilities and future anticipated transactions. Such derivative contracts do not qualify for hedge accounting treatment and are recorded in the balance sheet under other current assets if the contracts have a net positive fair value, and under other short-term liabilities if the contracts have a net negative fair value. At December 31, 2013, the Company had forward contracts to sell US$124 million between January 2014 and June 2014  at exchange rates ranging from NOK5.96 to NOK6.18 per US dollar. The total fair value of currency forward contracts at December 31, 2013 amounted to a liability of US$0.2 million (December 31, 2012: US$3.2 million asset).

Credit risk

The Company has financial assets, including cash and cash equivalents, restricted cash, other receivables and certain amounts receivable on derivative instruments, mainly forward exchange contracts and interest rate swaps. These assets expose the Company to credit risk arising from possible default by the counterparty. The Company considers the counterparties to be creditworthy financial institutions and does not expect any significant loss to result from non-performance by such counterparties. The Company, in the normal course of business, does not demand collateral. The credit exposure of interest rate swap agreements and foreign currency contracts is represented by the fair value of contracts with a positive fair value at the end of each period, reduced by the effects of master netting agreements. It is the Company's policy to enter into master netting agreements with the counterparties to derivative financial instrument contracts, which give the Company the legal right to discharge all or a portion of amounts owed to a counterparty by offsetting them against amounts that the counterparty owes to the Company.

Fair values

The carrying value and estimated fair value of the Company's financial instruments at December 31, 2013 and December 31, 2012 are as follows:

	December 31, 2013		December 31, 2012
(In millions of US$)	Fair value	Carrying value	Fair value	Carrying value

Cash and cash equivalents	84.1	84.1	98.4	98.4
Restricted cash	25.3	25.3	23.6	23.6
Current portion of long-term debt	166.7	166.7	166.7	166.7
Long-term interest bearing debt	1,581.2	1,581.2	1,583.3	1,583.3
Related party debt	728.4	700.0	747.9	702.5

Financial instruments that are measured at fair value on a recurring basis:

		December 31, 2013		December 31, 2012
(In millions of US$)	Fair value hierarchy	Fair value	Carrying value	Fair value	Carrying value
Assets
Currency forward contracts	Level 2	0.8	0.8	3.2	3.2
Interest rate swaps	Level 2	5.4	5.4	—	—

Liabilities
Currency forward contracts	Level 2	1.0	1.0	—	—
Interest rate swaps	Level 2	45.3	47.6	69.5	69.5
Cross Currency Swap	Level 2	13.1	13.1

ASC Topic 820 Fair Value Measurement and Disclosures emphasizes that fair value is a market-based measurement, not an entity-specific measurement, and should be determined based on the assumptions that market participants would use in pricing the asset or liability. As a basis for considering market participant assumptions in fair value measurements, ASC Topic 820 establishes a fair value hierarchy that distinguishes between market participant assumptions based on market data obtained from sources independent of the reporting entity (observable inputs that are classified within levels one and two of the hierarchy) and the reporting entity's own assumptions about market participant assumptions (unobservable inputs classified within level three of the hierarchy).

Level one input utilizes unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Level two inputs are inputs other than quoted prices included in level one that are observable for the asset or liability, either directly or indirectly. Level two inputs may include quoted prices for similar assets and liabilities in active markets, as well as inputs that are observable for the asset or liability, other than quoted prices, such as interest rates, foreign exchange rates and yield curves that are observable at commonly quoted intervals. Level three inputs are unobservable inputs for the asset or liability, which are typically based on an entity's own assumptions, as there is little, if any, related market activity. In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset or liability.

The fair values of interest rate swaps, cross currency swaps and forward exchange contracts are calculated using the income approach, discounting of future contracted cash flows on LIBOR and NIBOR interest rates.

As of December 31, 2013 and December 31, 2012 liabilities or assets related to financial and derivative instruments are presented at gross amounts and have not been presented net because we do not have the right of offset. The amounts are included in our fair value table above.

The carrying value of cash and cash equivalents and restricted cash, which are highly liquid, is a reasonable estimate of fair value and categorized at level 1 on the fair value measurement hierarchy.

The fair value of the current and long-term portion of floating rate debt is estimated to be equal to the carrying value since it bears variable interest rates, which are reset regularly and usually in the range between every 1 to 6 months. This debt is not freely tradable and cannot be purchased by the Company at prices other than the outstanding balance plus accrued interest. We have categorized this at level 2 on the fair value measurement hierarchy.

The fair value of the US$500 million bond at December 31, 2013 is estimated based on difference in credit spread as at December 31, 2013 and at the time of entering into the debt agreement. We have categorized this at level 2 on the fair value measurement hierarchy.

The fair value of the US$5 million floating rate revolving loan from Seadrill is estimated to be equal to the carrying value. This estimate is based on the assumption that changes in interest rates have insignificant impact on the fair value of the loan since the applicable interest rate reprices to market frequently.

Note 20 – Commitments and contingencies

Purchase Commitments

As of December 31, 2013, we had two contractual commitments under newbuilding contracts. The contracts are for the construction of one jack-up rig and one semi-submersible rig which is scheduled to be delivered in Q1 2014 and Q1 2015 respectively.

The maturity schedule for the remaining payments is as follows:

(In millions of US$)
2014	360.0
2015	454.4
Total	814.4

Legal Proceedings:

The Company currently has no outstanding legal proceeding it considers material.

Note 21 - Variable Interest Entity (VIE)

As of December 31, 2013, the Company leased a newbuild jack-up rig from VIE under a finance lease. The shares in North Atlantic Linus Ltd, that owned the newbuild jack-up rig, was sold by the Company to Ship Finance Ltd on June 30, 2013, while the West Linus rig was simultaneously leased back by the Company on a bareboat charter contract for a term of 15 years. The Company has four options to repurchase the unit during the charter period, and an obligation to purchase the asset at the end of the 15 year lease period. The following table gives a summary of the sale and leaseback arrangement, as of December 31, 2013:

Unit	Effective from	Sale value (in US$ millions)	First repurchase option (in US$ millions)	Month of first repurchase option	Last repurchase option (in US$ millions)	Month of last repurchase option

West Linus	June 2013	600	370	On the 5th anniversary*	170	On the 15th anniversary*
* Anniversaries of the Drilling Contract Commencement Date

Ship Finance has a right to require North Atlantic to purchase the rig on the 15th anniversary for the price of US$100 million if North Atlantic doesn't exercise the final repurchase option.

The Company has determined that the Ship Finance subsidiary, which owns the rig, is a variable interest entity (VIE), and that North Atlantic is the primary beneficiary of the risks and rewards connected with the ownership of the rig and the charter contract. Accordingly, the VIE is consolidated in our financial statements. The Company did not record any gain or loss from the sale of the shares, as the assets and liabilities continued to be reported at its original cost in the Company's balance sheet at the time of the transaction. At December 31, 2013, the asset is reported under Newbuildings in the Company's balance sheet. Refer also to note 18 (Related party transactions) for additional details about the sales and leaseback contract.

The bareboat charter rate is set on the basis of a Base LIBOR Interest Rate for the bareboat charter contract, and thereafter adjusted for differences between the LIBOR fixing each month and the Base LIBOR Interest Rate for the contract. A summary of the bareboat charter rate per day is given below. The amounts shown are based on the Base LIBOR Interest Rate, and reflect average rates for the year.

(In thousands of US$)

Unit	Base LIBOR interest rate	From delivery date until commencement date	2014	2015	2016	2017

West Linus	1%	85	222	222	222	222

The assets and liabilities in the accounts of the VIE as at December 31, 2013 are as follows:

		December 31, 2013
(In millions of US$)	Name of unit	SFL Linus Ltd

Newbuildings		195.0
Total assets		195.0

Non-current related party liability		195.0
Derivative instruments - payable		2.3
Total liabilities		197.3

Accummulated Other Comprehensive Income		(2.3)
Total stockholders' equity		(2.3)
Total liabilities and stockholders' equity		195.0

Book value of the unit in the Company's consolidated accounts		162.0

Note 22 - Subsequent Events

On January 28, 2014, North Atlantic Drilling announced pricing of US$600 million Senior Unsecured Notes in a private offering within the United States to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933 and to certain other persons outside of the United States in reliance on Regulation S under the Securities Act.  The sale of the Notes was consummated on January 31, 2014. The notes bear a fixed coupon of 6.25% and are due in February 2019. An application will be made to admit the notes to listing on the Official list of the Irish Stock Exchange. The net proceeds of this offering have been used to repay $500 million of existing indebtedness and a premium on early settlement of such. Remaining amount will be used for general corporate purposes.

On January 28, 2014, the Company offered to exchange all of the unregistered common shares that it previously issued in its prior equity private placements, other than the common shares owned by affiliates of the Company, for common shares that have been registered under the Securities Act of 1933. The Company has filed a registration statement on Form F-4 (File No. 333-185395) to register the common shares to be offered by the Company in the Exchange Offer.

On January 29, 2014, we successfully completed our initial public offering in the United States by issuing US$125 million in new shares and commenced trading on the New York Stock Exchange under the symbol "NADL". The offering of 13,513,514 common shares was priced at US$9.25 per share. The Company has granted the underwriters a 30-day option to purchase up to 2,027,027 additional common shares. The net proceeds of this public offering are expected to be used for general corporate purposes and working capital.

On February 18, 2014, West Linus was delivered from Jurong Shipyard and is currently en route to Norway on a heavy-lift vessel. The rig is scheduled to commence operations under the five-year contract with ConocoPhillips in May 2014. Concurrently with the delivery of West Linus, SFL Linus Ltd, a subsidiary of Ship Finance which we consolidate as a VIE, has drawn down the full amount of the US$475 million secured term loan and revolving credit facility as described in note 12. The remaining US$405 million consideration of the US$600 million sale & leaseback transaction with Ship Finance has been paid upon delivery of the rig and the proceed has been used to pay the final yard installment and general corporate purposes.

On February 20, 2014, North Atlantic listed its NOK1,500 million senior unsecured bond loan on the Oslo Stock Exchange. Additional disclosure about the bond loan has been provided in Note 12.